FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), third quarter, year ended March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 10, 2012	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Consolidated Results of Operations Third quarter, year ending March 2012

(US GAAP)

Nomura Holdings, Inc.

February 2012 © Nomura

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”) . Copyright 2012 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Outline

Presentation Financial Supplement

3Q key points (p. 3) Consolidated balance sheet (p. 23) Executive summary (p. 4) Value at risk (p. 24) Overview of results (p. 5) Consolidated financial highlights (p. 25) Business segment results (p. 6) Consolidated income (p. 26) Retail (p. 7-8) Main revenue items (p. 27)

Asset Management (p. 9-10) Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 28) Wholesale (p. 11-15) Segment “Others” (p. 29) Non-interest expenses (p. 16) Retail related data (p. 30-34) Progress of cost reduction program (p. 17) Asset Management related data (p. 35-36) Robust financial position (p. 18) Wholesale related data (p. 37-38) Tier 1 capital and risk-weighted assets (p. 19) Number of employees (p. 39) Funding and liquidity (p. 20) Exposure to European peripheral countries (p. 21)

3Q key points

Revenues and income up QoQ; All business divisions profitable at pretax level Retail and Asset Management resilient amid challenging conditions Wholesale revenues increased significantly in all regions and businesses

Realigning to new revenue environment

Implementing $1.2bn cost reduction program to lower break-even point Disciplined risk management

Robust financial position

Highly liquid, clean balance sheet

Capital levels sufficient to meet new capital requirements Abundant liquidity

Executive summary

Highlights

3Q net revenue: Y404.9bn (+34% QoQ; +37% YoY), income before income taxes: Y34.5bn, and net income1: Y17.8bn

Retail

– Net revenue: Y79.7bn (-5% QoQ); Income before income taxes: Y10.1bn (-6% QoQ)

– Consulting-based strategy offset weaker risk appetite among retail investors resulting in only a slight decline in revenues

Asset Management

– Net revenue: Y15.3bn (-4% QoQ); Income before income taxes: Y4.2bn (-10% QoQ)

– Contained costs to ensure stable profitability despite a decline in assets under management

Wholesale

– Net revenue: Y176.2bn (2.2x QoQ); Income before income taxes: Y37.8bn

– All regions and business lines reported significantly higher revenues QoQ

– Global Markets: Improved trading revenues driven by Fixed Income

– Investment Banking: Gross revenue2 increased significantly in Japan and abroad, driven by traditional and solutions business

Fiscal year-to-date net revenue: Y1,036.9bn (+25% YoY), income before income taxes: Y24.2bn (-57% YoY), and net loss1: Y10.5bn

– Net Income1 declined by Y13.3bn due to a revision to the tax system in Japan

(1) Net income (loss) attributable to Nomura Holdings shareholders. 4

(2) Gross revenue in Investment Banking excluding “Other”.

Overview of results

Highlights

(billions of yen)

Net revenue

Non-interest expenses

Income (loss) before income taxes

Net income (loss) 1

ROE 2

FY2011/12 3Q

404.9

370.5

34.5

17.8

3.5%

QoQ (%)

+34%

+7%

YoY (%)

+37% +38% +24% +33%

FY2011/12

1Q – 3Q

1,036.9

1,012.7

24.2 (10.5) YoY (%)

+25%

+31%

- 57%

(1) Net income (loss) attributable to Nomura Holdings shareholders.

(2) Calculated using annualized net income for each period

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)

Revenue Retail

Asset Management

Wholesale

Segment total

Other1

Unrealized gain (loss) on

investments in equity securities

held for operating purposes

Net revenue

Income Retail

(loss) before

income taxes Asset Management

Wholesale

Segment total

Other1

Unrealized gain (loss) on

investments in equity securities

held for operating purposes

Income (loss) before income taxes

FY2011/12 3Q

79.7 15.3 176.2 271.2 136.2

(2.5)

404.9

10.1 4.2 37.8 52.2 (15.2)

(2.5)

34.5

QoQ %

- 5%

- 4% 2.2x +51% +9%

-

+34%

- 6%

- 10% - - -

-

-

YoY %

- 18%

- 11% +2%

- 5% 18.9x

-

+37%

- 56%

- 24% 3.5x +33% -

-

+24%

FY2011/12

1Q - 3Q

257.9 50.1 396.7 704.7 338.3

(6.1)

1,036.9

42.8 16.4 (50.1) 9.1 21.2

(6.1)

24.2

YoY %

- 13% +2%

- 11%

- 11% 6.1x

-

+25%

- 49% +19% -

- 88% -

-

- 57%

(1) “Other” includes entities consolidated as a result of convertingo includes an own-creditNomuraand counterpartyLandcreditandspread valuationBuildingadjustment intoof Y16.2bn.a

(2) Nomura Bank (Luxembourg) S.A. in Asset Management was integratedously reported amountsto have“Other”been made toinconformAprilto the current2011.presentation.

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2010/11		FY2011/12			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	97.5	96.2	94.2	84.0	**79.7**	-5%	-18%
Non-interest expenses	74.5	78.6	72.2	73.3	**69.6**	-5%	-7%
Income before income taxes	23.0	17.7	22.0	10.7	**10.1**	-6%	-56%

Retail client assets

Key performance indicator
(trillions of yen)


72.3
70.6
70.4
66.1
65.0
FY2010/11
FY2011/12
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y79.7bn (-5% QoQ; -18% YoY)
- Income before income taxes: Y10.1bn (-6% QoQ; -56% YoY)

- Revenues down marginally amid challenging market conditions
  - Provided consulting services as retail investor risk appetite weakened
  - Income declined only slightly QoQ due to rigorous cost control

- Seventh quarter of net asset inflows driven by consulting based approach
  - Increased sales of domestic and foreign bonds
  - 50,000 new accounts opened
  - Closer collaboration between branch network and Net & Call channel; Expanded contact points with clients

- Client franchise
  - Retail client assets Y65trn
  - Accounts with balance 4.97m
  - Net asset inflow Y250.2bn

- Sales of main investment trusts
  - Nomura US High Yield Bond Fund Y129.3bn
  - UBS (JP) Global Defensive Sector Corporate Bond Fund Y117.8bn
  - Nomura Global High Dividend Stock Premium Fund Y107.8bn
  - Nomura Global High Yield Bond Fund Y91.4bn

- Other sales
  - IPOs and public offerings Y48.0bn
  - Bonds (total) Y757.4bn
    - (of which) foreign bonds Y452.2bn

7

Retail: Client franchise continued to expand despite decline in sales

Total sales

(billions of yen) Stocks Bonds Investment trusts Others

3,000 2,000 1,000 0

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

Total sales: -9% QoQ

Investment trusts: Sales down QoQ but resilient compared to market

– Enhanced product offering, diversified asset classes, currencies, and investment techniques

– Marketing investment trusts matched to client needs

Bonds: Sales up for fourth straight quarter on diverse demand from investors

– Robust sales of foreign bonds (diversified across Australian dollar, Turkish lira, Brazilian real, South African rand, etc.)

– Sales of JGBs and corporate bonds

Stocks: Sales down QoQ

– TSE turnover down 21% QoQ, which also affected sales in secondary market

– IPO subscriptions up roughly threefold QoQ

Net asset inflows1: Seventh straight quarter of inflows

(billions of yen) 2,500

2,000 1,500 1,000 500 0

2,122

72

847

1,107

250

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

(thousands of accounts)

Accounts with balance (lhs) No. of branches (rhs)

4,960 4,920 4,880

172

174

174

176

178

4,930

4,936

4,945

4,954

4,966

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

180 170 160

(1) Net asset inflow = Asset inflows – asset outflows

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)

	FY2010/11		FY2011/12			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	17.3	17.3	18.8	16.0	**15.3**	-4%	-11%
Non-interest expenses	11.7	11.0	11.4	11.2	**11.1**	-2%	-6%
Income before income taxes	5.6	6.3	7.4	4.7	**4.2**	-10%	-24%

Assets under management



Key performance indicator
(trillions of yen)
24.1
24.7
25.3
22.7
22.6
FY2010/11
FY2011/12
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y15.3bn (-4% QoQ; -11% YoY)
- Income before income taxes: Y4.2bn (-10% QoQ; -24% YoY)
- Assets under management declined slightly QoQ
- Contained costs to ensure stable profitability
- Offered public stock investment trusts (excl. ETFs) products matched to client needs as investors shied away from the market

Newly launched investment trusts: Initial size and amount as of end of Dec

- Nomura Global High Dividend Stock Premium Fund (currency selection type): Launched Nov 18: Y54.6bn→Y105.6bn
- Nomura SNS related Stock Fund: Launched Oct 28: Y13.5bn→Y19.1bn
- Nomura Asia Collection Fund: Launched Dec 16: Y14.2bn→Y16.5bn

- Inflows into ETFs of Y96.8bn (52.3% market share as of end of Dec)[2]
- International investment advisory business reported inflows from pension funds for various investment strategies in Japanese equities and for Asian equities

(1) Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassification of previously reported amounts have been made to conform to the current presentation.
(2) Source: Nomura, based on data from The Investment Trust Association, Japan. Nomura Asset Management only.

9

Asset Management: High market share in investment trusts, high level of investment advisory assets

Fund flows in public stock investment trusts1, 2

(billions of yen)

500 Public stock investment trusts (exc. ETF) ETF

400

400 344 311

300 236

200 97

100 33 53

0

-100 -21

-200

-188

-300 -285

-400

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

Share of Japan public stock investment trust market1, 2

23% 22% 21% 20% 19% 18%

21.9% 21.9% 22.0% 21.7% 21.8%

Dec-10 Mar-11 Jun-11 Sep-11 Dec-11

Investment advisory assets under management1, 3

(trillions of yen)

Non-Japan Japan

12.0

10.0

8.0 5.7

4.6 5.3 4.5 4.4

6.0

4.0

2.0 4.5 4.4 4.9 4.7 4.7

0.0

Dec-10 Mar-11 Jun-11 Sep-11 Dec-11

Awards

Four funds awarded Fund of the Year 2011 by Morningstar

Best Awarded Fund

– Balanced Fund Division

Nomura Global Six Assets Diversified Fund（Stability Type)

Excellent Fund

– Domestic Stock Fund Division Strategic Value Open

– Balanced Fund Division Global Three Assets Balance Fund

– High Dividend Bond Fund Division Emerging Bond Open Course A

Received „2011 Nikkei Superior

Award

– East Japan Revival Support Bond Fund 1105

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)

FY2010/11 FY2011/12

QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 172.2 186.3 141.2 79.3 176.2 2.2x +2%

Non-interest 161.4 156.9 156.1 152.4 138.3 -9% -14%

expenses

Income (loss) before

income taxes 10.8 29.4 -14.9 -73.1 37.8 - 3.5x

Net revenue by region1

(billions of yen)

200.0 150.0 100.0 50.0 0.0

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

20.6

40.3

52.5

58.8

18.8

38.9

57.8

70.8

20.4

37.6

42.6

40.7

8.3

15.6

14.1

41.4

21.6 30.5

45.3

78.8

AEJ Americas EMEA Japan

Key points

Net revenue: Y176.2bn (2.2x QoQ; +2% YoY) Income before income taxes: Y37.8bn (3.5x YoY)

Revenues in all regions and business lines increased significantly QoQ Client-driven strategy continued to gain traction through close alignment of services to client needs in each region and business Improved trading revenues in both Fixed Income and Equities

Regional results (3Q revenues; QoQ change)

Japan (Y78.8bn; +90%)

– Investment Banking2 revenues grew, driven by M&A and DCM with cross-border collaboration; additional revenues from private equity business

– Fixed Income remained steady, supported by flows generated in new products

EMEA (Y45.3bn; 3.2x)

– Marked rebound in Fixed Income revenues delivering a strong quarter across all core products

– Investment Banking2 reported an increase in revenue driven by transactions with financial institutions and various solutions

Americas (Y30.5bn; +96%)

– Despite suppressed market volumes, Equities revenues rebounded in Derivatives and held steady in Cash

– Robust quarter for Fixed Income, led by trading gains in FX and recovery of Securitized Products

AEJ (Y21.6bn; 2.6x)

– A record quarter for Fixed Income, with solid performance in both Macro and Credit products

(1) Figures have been reclassified to conform with FY2011/12 3Q disclosure standards

(2) Gross revenue in Investment Banking

Wholesale: Global Markets

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2010/11		FY2011/12			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Fixed Income	71.7	69.4	67.6	45.7	**71.2**	+56%	-1%
Equities	61.5	64.3	56.7	33.4	**39.7**	+19%	-35%
Others	7.8	3.3	5.8	-6.5	**7.7**	-	-0%
Net revenue	141.0	137.0	130.1	72.6	**118.7**	+63%	-16%
Non-interest expenses	127.8	125.5	124.3	121.2	**110.3**	-9%	-14%
Income (loss) before income taxes	13.2	11.5	5.7	-48.6	**8.4**	-	-36%

Key points

- Net revenue: Y118.7bn (+63% QoQ; -16% YoY)
- Income before income taxes: Y8.4bn (-36% YoY)

Fixed Income

- Net revenue: +56% QoQ
- Strong performance amidst continued market stress, with most products posting quarterly gains
  - International business contributed larger share of revenues (68% vs. 53% in H1), driven by strong performance in EMEA and AEJ
  - Credit and Rates driven by new products and structured transactions, while increased client flows and trading gains boosted FX
  - Securitized Products gained momentum and maintained market share for agency products
- Client revenues: +5% QoQ

Equities

- Net revenue: +19% QoQ
- Client revenues: Down QoQ due to weaker trading volumes
- Regional results
  - Higher revenues in the Americas
    - Cash equities robust; improvement in Derivatives including Convertibles
  - AEJ revenues up, while Japan down slightly QoQ

12

Global Markets: Improved business momentum

Fixed Income and Equities performance by region

EMEA

Fixed Income

Strong performance in Rates and Credit (flow and structured) Uptick in cross-divisional business, including M&A related flows in FX and structured transactions with Investment Banking clients

Equities

Completed notable large corporate transactions

Japan

Fixed Income

Continued momentum in Credit and FX, supported by flows from new products and expanded client base Steady performance in Rates

Equities

Relatively resilient execution services Prime brokerage performing consistently Further collaboration with Retail

AEJ

Fixed Income

Record quarter for Macro franchise (local markets FX and Rates flow products)

Equities

Cash Equities revenues contributed to earnings as Program Trading improved Continued collaboration with Investment Banking

Americas

Fixed Income

Further diversification of business portfolio, with robust turnaround in FX

Securitized Products rebounding from significantly weaker Q2

Equities

Cash Equities remained firm

Enhance research coverage and profile among target clients

Wholesale: Investment Banking

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2010/11		FY2011/12			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Investment Banking (gross)[1]	61.9	54.4	32.3	23.8	**45.1**	+90%	-27%
Allocation to other divisions	25.6	25.1	13.4	12.3	**21.7**	+76%	-15%
Investment Banking (net)	36.2	29.3	18.9	11.5	**23.4**	2.0x	-35%
Other	-5.1	20.1	-7.7	-4.8	**34.0**	-	-
Net revenue	31.1	49.4	11.2	6.7	**57.4**	8.6x	+84%
Non-interest expenses	33.5	31.5	31.8	31.2	**28.0**	-10%	-17%
Income (loss) before income taxes	-2.4	17.9	-20.6	-24.5	**29.4**	-	-

(1) Gross revenue in Investment Banking excluding "Other".
(2) Source: Thomson Reuters (Jan 1, 2011 – Dec 31, 2011); M&A includes real-estate related acquisitions.
(3) Source: Thomson DealWatch (Jan 1, 2011 – Dec 31, 2011); includes self-funded.

Key points

- Gross revenue[1]: Y45.1bn (+90% QoQ; -27% YoY)
- Income before income taxes: Y29.4bn

- Significant revenue increase on a quarterly basis
  - Revenue growth driven by both Japan and the International business
  - Globally focused on traditional as well as solutions business
  - Won and completed cross border deals out of the home market
  - Booked revenues in private equity business
  - Increased revenues together with significant cost reductions led to improved productivity and pretax profitability

- Japan
  - Revenues driven by DCM transactions for Japanese and international issuers and by M&A, including cross-border deals.
  - League table rankings: #1 ECM (30.3%)[2], #1 DCM (25.2%)[3], #1 M&A (37.1%)[2]

- EMEA
  - Joint bookrunner on various ECM/DCM deals for European financial institutions
  - Solutions products were strong revenue drivers amid a decline in the overall market fee pool

- AEJ
  - M&A deals contributed to revenue

- Americas
  - Booked revenues from solutions and financial sponsor-related businesses

14

Investment Banking: Global revenues increased in difficult environment

Revenue1 growth driven by global expansion in line with client needs

Japan

International

+61% +31% +120%

Japan

International

Supporting international expansion of Japanese corporates

- Continued to build track-record in Japan-related cross-border M&A

Global collaboration backed by relatively stable domestic market

- Samurai and Uridashi issuances

- Nexon: Joint global coordinator on listing TSE First Section (Y98bn)

Won mandates from European financial institutions for financing deals driven by tougher capital rules

- Rabobank: Tier 1 capital securities ($2bn)

- Banca Popolare di Milano: rights issue (€800m)

Delivered products and services tailored to client needs - M&A-related solutions (FX/rates hedging, etc.) - Asset and liability management exercises

- Insurance solutions

(1) Gross revenue in Investment

Non-interest expenses

Full year Quarter

Other

Business development expenses

Occupancy and related depreciation

Information processing and communications

Commissions and floor brokerage

Compensation and benefits

(Reference)

Excl. newly consolidated entities

(billions of yen) 1,200

1,000 800 600 400 200

0

400

300

200

200

0

Compensation and benefits 345.9 366.8 491.6 526.2 519.0 143.1 127.1 136.3 142.6 127.8 -10.4%

Commissions and floor brokerage 50.8 90.2 73.7 86.1 92.1 24.0 23.0 24.1 22.9 22.5 -1.8%

Information processing and 110.0 135.0 155.0 175.6 182.9 44.2 47.8 43.5 43.5 46.4 6.6%

communications

Occupancy and related depreciation 61.3 64.8 78.5 87.8 87.8 20.5 21.7 20.7 26.4 26.2 -0.7%

Business development expenses 38.1 38.1 31.6 27.3 30.2 7.4 8.8 9.3 12.3 12.7 3.2%

Other 166.5 157.2 262.6 142.5 125.4 28.8 33.5 62.1 98.5 134.9 37.0%

Total 772.6 852.2 1,092.9 1,045.6 1,037.4 268.1 262.0 296.0 346.2 370.5 7.0%

772.6

852.2

(billions of yen)

FY2011.3 FY2012.3

FY06/07 FY07/08 FY08/09 FY09/10 FY10/11 QoQ

3Q 4Q 1Q 2Q 3Q

1,092.9

1,045.6 1,037.4

268.1

262.0

296.0

346.2

370.5

Key points

Non-interest expenses: Y370.5bn

(+7% QoQ)

Excluding newly consolidated entities, non-interest expenses declined approx. 4% QoQ

Compensation and benefits: -10% QoQ - Diligent cost control

Other expenses: +37% QoQ

- Primarily due to higher SG&A expenses (COGS) at newly consolidated entities

Progress of cost reduction program

Timeline of $1.2bn cost reduction program Progress to Dec 31, 2011 On schedule

Total of $1.2bn FY2011/12 3Q FY2011/12 4Q FY2012/13 2H

Retail, Retail,

AM 100% Retail and Asset Management

20% AM

– Reduced SG&A costs and business

development expenses

Nov 2011

announcement Wholesale: Personnel expenses

Wholesale: 66% progress

$800m WS WS 63% 82% 100%

80% PE Personnel expenses 63%

– Headcount reduction

Wholesale: Non-personnel expenses – Postponing replacement of leavers, curbing

72% 79% 100% new hires

PE – Business efficiencies (platform integration,

$200m improved productivity)

July 2011 WS

announcement NPE Wholesale: Total Non-personnel expenses NPE 37%

$400m $200m 66% 81% 100% – Controlling IT system expenses

– Costs down due to headcount reduction

Total cost By division

reduction

Robust financial position

Balance sheet related indicators and capital ratios

- Total assets Y33.5trn
- Shareholders' equity Y2.1trn
- Gross leverage 16.2x
  Net leverage[1] 10.1x
- Level 3 assets (net)[2] Y0.7trn
- Liquidity Y5.5trn

(billions of yen)

Preliminary		Sep 30 (Basel 2)	Dec 31 (Basel 2.5)
	Tier 1	2,050	2,057
	Tier 2	449	323
	Tier 3	132	302
Total capital		2,530	2,466
RWA		12,899	15,887
Tier 1 ratio		15.8%	12.9%
Tier 1 common raio[3]		13.7%	11.1%
Total capital ratio		19.6%	15.5%

Leverage ratio[1]



(x)
22.0
18.0
14.0
10.0
6.0
Gross leverage ratio
Net leverage ratio
16.2
10.1
FY2010/11
FY2011/12
3Q
4Q
1Q
2Q
3Q

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
2,000
1,500
1,000
500
0
80%
0%
43%
37%
35%
35%
36%
FY2010/11
3Q
4Q
FY2011/12
1Q
2Q
3Q

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
(2) *Preliminary.*
(3) *Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*

18

Tier 1 capital ratio and risk-weighted assets

Sep 2011 vs. Dec 2011

Reference Preliminary

Tier 1 ratio

Tier 1 common ratio

15.8%

13.7%

12.2%

10.5%

12.9%

11.1%

RWA

(billions of yen)

12,899

+3,800

As of Sep 2011 (Basel 2)

Incease of market risk to comply with Basel 2.5

As of Sep 2011 (Basel 2.5)

Credit risk

Market risk

As of Dec 2011 (Basel 2.5)

Approx. 16,700

-450

-350

Main reason for change:

- Sale of private equity investment

- Reduced trading position, etc.

15,887

Funding and liquidity

NOMURA

Structurally stable balance sheet


Balance sheet
(Dec 31, 2011)
Assets
Liabilities and equity
Approx. 75%
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Approx. 54%
Short term borrowing
Other liabilities
Long term borrowing
Total equity

- Structurally stable balance sheet
  - 75% of assets are highly liquid trading and related assets matched to trading and related liabilities through repos etc (matched regionally and by currency)
  - Other assets are funded by equity and long term debt
- Ample liquidity portfolio
  - 17% of total assets
  - Managed using reverse repos mainly in Japan/US/German/UK government bonds and cash and cash equivalents[4].
  - To respond to changes in the operating environment, we maintain a liquidity portfolio surplus without the need for additional unsecured funding for over one year

Ample liquidity for changing environment


Liquidity portfolio [2] (US$bn)
% of total assets
7%
10%
10%
15%
16%
15%
15%
17%
3.4x
21
26
26
53
70
72
70
72
Mar 2007
Mar 2008
Mar 2009
Mar 2010
Mar 2011
Jun 2011
Sep 2011
Dec 2011

Unsecured funding[2]: 80% long-term debt; diversified funding sources


Long-term debt: Average maturity of 6 years[3]
Short term debt 21%
Long term debt due within one year 11%
Long term debt 68%
Senior loans
Subordinated loans
Subordinated bonds/Retail
Senior/Retail bonds
Euro MTN/Yen
Euro MTN/Other
Sub bonds/Wholesale
Senior/Institutional bonds
Senior/Wholesale bonds
Bank lending market
Retail market
Wholesale market

(1) *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, liabilities, etc.*
(2) *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes segregated client funds.*
(3) *Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*
(4) *Mostly funds deposited with the Bank of Japan*

20

Exposure to European peripheral countries

GIIPS country exposure (as of Dec 31, 2011)

(US$m)

Total

Net inventory 1 Of which, exposure matures within 6 months

Of which, exposure matures after 6 months

Total

Net counter party Counter party 2

Of which, reserve / hedges

Net exposure total

Change from Sep 2011

Greece -4 -47 43 46 112 -66 42 -5

Ireland 509 378 131 4 7 -3 513 205

Italy 591 1,080 -489 212 545 -333 803 -2,012

Portugal -115 -18 -97 16 161 -144 -99 -19

Spain 41 24 17 218 339 -122 259 -206

European

peripheral 1,022 1,418 -396 496 1,164 -668 1,518 -2,036

countries –Total

Peripheral Europe net country exposure of $1.52bn as of the end of December

Reduced by $2.04bn (57%) from Sep ($3.55bn)

Italy accounts for 53% of net country exposure ($800m)

Reduced by $2.01bn (71%) from Sep ($2.81bn)

Inventory is all trading assets marked to market

Inventory, both long and short positions

Net counterparty exposure (i.e. repurchase transactions, securities lending and OTC derivatives) less collateral.

Financial Supplement

Consolidated balance sheet

(billions of yen)

Mar. 31, 2011

Dec. 31, 2011

Increase (Decrease)

Assets Liabilities

Total cash and cash deposits 2,150 1,770 (381) Short-term borrowings 1,167 1,307 140

Total payables and deposits 2,104 1,949 (155)

Total loans and receivables 2,228 2,548 320 Collateralized financing 13,686 11,896 (1,791)

Trading liabilities 8,689 6,223 (2,466)

Collateralized agreements 15,156 12,604 (2,552) Other liabilities 552 1,132 579

Long-term borrowings 8,403 8,641 238

Total trading assets1 and

private equity investments 15,242 12,872 (2,370) Total liabilities 34,601 31,147 (3,454)

Total other assets 1,916 3,701 1,784 Equity

Total Nomura shareholders’ equity 2,083 2,061 (21)

Noncontrolling interest 9 286 277

Total assets 36,693 33,495 (3,198) Total liabilities and shareholders’ equity 36,693 33,495 (3,198)

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level (2.33 standard dev.)

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1 to December 31, 2011 (billions of yen)

Maximum: 9.7

Minimum: 4.9

Average: 6.5

(billions of yen) (billions of yen) Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011

Equity 4.7 4.2 3.8 2.6 1.8 1.6 1.9 1.5

Interest rate 3.7 4.7 6.7 4.4 4.1 4.3 4.0 5.0

Foreign exchange 1.4 8.0 8.7 10.5 4.5 3.8 2.8 3.5

Sub-total 9.8 16.9 19.2 17.5 10.4 9.7 8.8 10.0

Diversification benefit -3.6 -6.8 -7.5 -5.0 -4.1 -3.7 -3.6 -3.6

VaR 6.2 10.1 11.7 12.6 6.3 6.0 5.2 6.4

Consolidated financial highlights

NOMURA

Full year

(billions of yen)



Net income (loss)
ROE (%)
400
200
0
-200
-400
-600
-800
20%
10%
0%
8.3%
175.8
-67.8
-708.2
67.8
3.7%
28.7
1.4%

Quarter

(billions of yen)



40
30
20
10
0
-10
-20
-30
-40
-50
4%
3%
2%
1%
0%
13.4
1.1%
11.9
1.4%
3.4%
17.8
-46.1
17.8

	FY06/07	FY07/08	FY08/09	FY09/10	FY10/11	FY2010/11 3Q	FY2010/11 4Q	FY2011/12 1Q	FY2011/12 2Q	FY2011/12 3Q
Net revenue	1,091.1	787.3	312.6	1,150.8	1,130.7	295.9	299.4	330.4	301.6	**404.9**
Income (loss) before income taxes	318.5	-64.9	-780.3	105.2	93.3	27.8	37.4	34.4	-44.6	**34.5**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	175.8	-67.8	-708.2	67.8	28.7	13.4	11.9	17.8	-46.1	**17.8**
Total Nomura shareholders' equity	2,185.9	1,988.1	1,539.4	2,126.9	2,082.8	2,061.5	2,082.8	2,101.7	2,037.6	**2,061.5**
ROE (%)[1]	8.3%	-	-	3.7%	1.4%	1.1%	1.4%	3.4%	-	**-**
Basic-Net income (loss) attributable to NHI shareholders per share(yen)	92.25	-35.55	-364.69	21.68	7.90	3.72	3.30	4.93	-12.64	**4.87**
Shareholders' equity per share (yen)	1,146.23	1,042.60	590.99	579.70	578.40	572.57	578.40	583.27	556.52	**562.83**

**1 Quarterly ROE is calculated using annualized year-to-date net income.*

Note: Net income (loss) attributable to Nomura Holdings was previously reported as Net income (loss).

25

Consolidated income

NOMURA

(billions of yen)	Full year					Quarter				
	FY06/07	FY07/08	FY08/09	FY09/10	FY10/11	FY2010/11		FY2011/12		
						3Q	4Q	1Q	2Q	3Q
Revenue										
Commissions	337.5	404.7	306.8	395.1	405.5	100.0	103.8	96.8	85.9	**74.0**
Fees from investment banking	99.3	85.1	55.0	121.3	107.0	34.0	27.8	13.8	13.8	**17.2**
Asset management and portfolio service fees	146.0	189.7	140.2	132.2	143.9	37.1	38.3	39.1	36.7	**33.4**
Net gain on trading	290.0	61.7	-128.3	417.4	336.5	104.9	68.7	67.5	26.0	**80.1**
Gain (loss) on private equity investments	47.6	76.5	-54.8	11.9	19.3	-2.4	23.6	-6.0	-2.3	**34.6**
Interest and dividends	981.3	796.5	331.4	235.3	346.1	106.9	93.5	133.1	107.3	**103.1**
Gain (loss) on investments in equity securities	-20.1	-48.7	-25.5	6.0	-16.7	2.1	-2.8	-0.6	-2.5	**-2.8**
Private equity entities product sales	100.1	-	-	-	-	-	-	-	-	**-**
Other	67.4	28.2	39.9	37.5	43.9	3.4	12.2	83.4	113.0	**141.9**
Total revenue	2,049.1	1,593.7	664.5	1,356.8	1,385.5	386.0	365.0	427.0	377.8	**481.5**
Interest expense	958.0	806.5	351.9	205.9	254.8	90.2	65.6	96.6	76.3	**76.6**
Net revenue	1,091.1	787.3	312.6	1,150.8	1,130.7	295.9	299.4	330.4	301.6	**404.9**
Non-interest expenses	772.6	852.2	1,092.9	1,045.6	1,037.4	268.1	262.0	296.0	346.2	**370.5**
Income (loss) before income taxes	318.5	-64.9	-780.3	105.2	93.3	27.8	37.4	34.4	-44.6	**34.5**
Net income (loss)	175.8	-67.8	-708.2	67.8	28.7	13.4	11.9	17.8	-46.1	**17.8**

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

26

Main revenue items

NOMURA

	(billions of yen)	Full year FY06/07	FY07/08	FY08/09	FY09/10	FY10/11	Quarter FY2010/11 3Q	FY2010/11 4Q	FY2011/12 1Q	FY2011/12 2Q	FY2011/12 3Q
Commissions	Stock brokerage commissions (retail)	98.3	75.1	50.8	55.3	51.4	12.7	16.3	8.7	9.2	**7.0**
	Stock brokerage commissions (other)	73.2	166.6	144.7	140.3	144.6	35.9	37.7	34.2	34.4	**32.3**
	Other brokerage commissions	6.8	9.3	7.9	8.0	11.5	2.3	5.3	2.5	3.2	**2.0**
	Commissions for distribution of investment trusts	120.5	121.2	75.9	165.9	166.4	39.8	34.8	43.1	31.0	**24.9**
	Other	38.6	32.4	27.5	25.5	31.6	9.5	9.7	8.2	8.2	**7.8**
	Total	337.5	404.7	306.8	395.1	405.5	100.0	103.8	96.8	85.9	**74.0**
Fees from Investment Banking	Equity underwriting and distribution	56.6	32.1	13.2	74.9	49.8	21.8	9.8	2.7	2.1	**4.2**
	Bond underwriting and distribution	15.3	13.4	11.9	16.6	26.3	4.8	6.8	3.4	5.0	**4.5**
	M&A / financial advisory fees	26.7	37.8	26.7	29.2	27.1	6.8	8.4	7.3	6.4	**7.5**
	Other	0.7	1.8	3.1	0.5	3.9	0.6	2.8	0.3	0.4	**1.1**
	Total	99.3	85.1	55.0	121.3	107.0	34.0	27.8	13.8	13.8	**17.2**
Asset Management and portfolio service fees	Asset management fees	106.3	150.3	104.1	97.6	106.7	27.8	28.7	29.5	27.8	**24.9**
	Administration fees	24.0	21.7	21.3	19.4	21.0	5.0	4.9	4.8	4.5	**4.3**
	Custodial fees	15.7	17.7	14.7	15.3	16.3	4.3	4.7	4.7	4.4	**4.2**
	Total	146.0	189.7	140.2	132.2	143.9	37.1	38.3	39.1	36.7	**33.4**

27

Adjustment of consolidated results and segment results: Income (loss) before income taxes

NOMURA

(billions of yen)	Full year					Quarter				
	FY06/07	FY07/08	FY08/09	FY09/10	FY10/11	FY2010/11		FY2011/12		
						3Q	4Q	1Q	2Q	3Q
Retail	160.9	122.3	18.2	113.4	101.2	23.0	17.7	22.0	10.7	**10.1**
Asset Management	36.3	31.1	4.1	15.2	20.0	5.6	6.3	7.4	4.7	**4.2**
Wholesale	156.0	-150.1	-717.3	175.2	6.7	10.8	29.4	-14.9	-73.1	**37.8**
Three Business segments total	353.2	3.3	-695.0	303.8	127.9	39.4	53.4	14.6	-57.7	**52.2**
Other	24.0	-18.1	-62.1	-207.9	-17.8	-13.3	-12.9	21.0	15.4	**-15.2**
Segments total	377.3	-14.7	-757.1	95.8	110.2	26.1	40.5	35.6	-42.3	**36.9**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-38.2	-50.2	-23.1	9.4	-16.9	1.7	-3.0	-1.3	-2.4	**-2.5**
Effect of consolidation/deconsolidation of certain private equity investee companies	-21.5	-	-	-	-	-	-	-	-	**-**
Total	**318.5**	**-64.9**	**-780.3**	**105.2**	**93.3**	**27.8**	**37.4**	**34.4**	**-44.6**	**34.5**

1. *Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.*
2. *The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*
3. *Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*

28

Segment "Other"

NOMURA

Income (loss) before income taxes



Full year
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240
24.0
-18.1
-62.1
-207.9
-17.8
Quarter
(billions of yen)
-13.3
-12.9
21.0
15.4
-15.2

	FY06/07	FY07/08	FY08/09	FY09/10	FY10/11	FY2010/11		FY2011/12		
						3Q	4Q	1Q	2Q	3Q
Net gain (loss) related to economic hedging transactions	-30.0	11.4	28.0	3.3	2.3	5.2	-2.1	-1.5	4.2	**7.7**
Realized gain on investments in equity securities held for operating purposes	18.1	1.5	-2.4	-3.4	0.2	0.4	0.3	0.7	-0.2	**-0.3**
Equity in earnings of affiliates	53.2	4.7	-0.7	7.8	9.0	1.4	5.3	3.5	2.0	**1.3**
Corporate items	-11.1	-13.4	-70.5	-83.3	-33.3	-15.7	-20.7	12.8	-8.4	**-28.9**
Others*	-6.2	-22.3	-16.5	-132.3	4.0	-4.6	4.3	5.6	17.8	**4.9**
Income (Loss) before income taxes	24.0	-18.1	-62.1	-207.9	-17.8	-13.3	-12.9	21.0	15.4	**-15.2**

** Businesses not included in the three business divisions (Nomura Trust & Banking, etc.) are included in others.*

1: *The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*

2: *Net gain (loss) on trading related to economic hedging transactions was reclassified as "Net gain (loss) related to economic hedging transactions" from the fourth quarter of the fiscal year ended March 2010 and includes net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as "Net gain (loss) on trading related to economic hedging transactions", has been included in "Others". The reclassifications of previously reported amounts have been made to conform to the current year presentation.*

3: *Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*

29

Retail related data (1)

NOMURA

(billions of yen)	Full year FY06/07	FY07/08	FY08/09	FY09/10	FY10/11	Quarter FY2010/11 3Q	FY2010/11 4Q	FY2011/12 1Q	FY2011/12 2Q	FY2011/12 3Q	QoQ	YoY
Commissions	251.4	225.9	151.0	238.9	244.8	60.2	58.8	58.7	48.2	**38.7**	**-19.7%**	**-35.7%**
Sales credit	96.8	94.2	71.4	63.8	52.8	13.0	13.2	15.2	13.0	**15.2**	**16.3%**	**16.7%**
Fees from investment banking	24.0	14.9	13.4	33.6	42.3	11.0	10.7	6.2	9.5	**13.7**	**44.5%**	**24.7%**
Investment trust administration fees and other	47.5	59.7	50.9	47.3	48.5	12.2	12.4	12.9	12.3	**10.9**	**-11.1%**	**-10.6%**
Net interest revenue	20.4	7.3	5.2	4.7	4.1	1.1	1.2	1.2	1.0	**1.2**	**26.6%**	**11.5%**
Net revenue	440.1	402.0	291.9	388.3	392.4	97.5	96.2	94.2	84.0	**79.7**	**-5.1%**	**-18.2%**
Non-interest expenses	279.3	279.7	273.6	274.9	291.2	74.5	78.6	72.2	73.3	**69.6**	**-5.0%**	**-6.5%**
Income before income taxes	160.9	122.3	18.2	113.4	101.2	23.0	17.7	22.0	10.7	**10.1**	**-5.9%**	**-56.1%**
Domestic distribution volume of investment trusts[1]		9,846.9	6,825.1	9,713.2	9,473.5	2,258.8	2,312.9	2,642.7	2,081.8	**1,827.5**	**-12.2%**	**-19.1%**
Bond investment trusts		3,681.8	2,731.6	2,380.1	2,641.8	650.1	718.9	787.6	647.3	**691.3**	**6.8%**	**6.3%**
Stock investment trusts		4,816.1	2,969.3	6,165.7	5,606.9	1,327.4	1,342.9	1,577.9	1,203.1	**956.9**	**-20.5%**	**-27.9%**
Foreign investment trusts		1,349.0	1,124.2	1,167.4	1,224.8	281.3	251.0	277.3	231.4	**179.3**	**-22.5%**	**-36.3%**
Other												
Accumulated value of annuity insurance policies	990.4	1,205.3	1,413.3	1,609.2	1,697.3	1,675.2	1,697.3	1,722.7	1,756.4	**1,780.4**	**1.4%**	**6.3%**
Sales of JGBs for individual investors (transaction base)	615.2	292.3	109.6	22.2	32.8	10.7	15.8	36.7	102.9	**78.9**	**-23.3%**	**7.4x**
Retail foreign currency bond sales	677.1	954.0	867.4	1,080.3	1,565.6	328.7	388.2	414.0	439.7	**452.2**	**2.9%**	**37.6%**

1. Nomura Securities.

30

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Stock brokerage commissions

Commissions for distribution of investment trusts

Stock brokerage commissions

Full year Quarter

(billions of yen) (billions of yen)

180

70

150 60

120 50

40

90

30

60

20

30

10

0 0

FY2010/11 FY2011/12

FY06/07 FY07/08 FY08/09 FY09/10 FY10/11 QoQ YoY

3Q 4Q 1Q 2Q 3Q

98.3 75.1 50.8 55.3 51.4 12.7 16.3 8.7 9.2 7.0 -23.9% -45.0%

Commissions for distribution of investment trusts1

124.7 124.5 79.8 168.8 170.1 40.7 35.7 44.1 32.0 25.6 -20.0% -37.1%

1. Nomura Securities.

Retail related data (3)

Retail client assets

Full year Quarter

(trillions of yen)

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

100

85.2

80 72.2 73.5

70.6 70.4

66.1 65.0 59.3

60

40

20

0

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011

Equities 48.5 37.2 28.6 39.2 35.8 35.4 32.6 31.8

1

Foreign currency bonds 3.3 2.7 5.5 5.6 5.9 5.9 5.7 5.9

2

Domestic bonds 16.4 16.5 13.0 13.4 12.8 12.8 13.1 12.7

Stock investment trusts 7.4 7.3 5.0 7.3 8.3 8.5 7.0 6.9

Bond investment trusts 4.7 4.4 4.0 4.0 4.1 4.2 4.2 4.2

Overseas mutual funds 2.0 1.7 1.4 1.6 1.5 1.5 1.4 1.4

Other 3 2.9 2.5 1.9 2.2 2.3 2.2 2.1 2.1

Total 85.2 72.2 59.3 73.5 70.6 70.4 66.1 65.0

1. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

2. Includes CBs and warrants.

3. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen) (billions of yen)

8,000 6,000

5,000

5,975

6,000

5,279

4,868 4,928 4,000

3,942

4,000 3,000

2,122

2,000

2,000

847 1,107

1,000

250

72

0 0

FY2010/11 FY2011/12

FY2006/07 FY2007/08 FY2008/09 FY2009/10 FY2010/11

3Q 4Q 1Q 2Q 3Q

1. Retail client assets exclude portion from regional financial institutions.

Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

From December 2011, number of accounts refers to total of Nomura Home Trade and Net & Call accounts.

IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

34

Number of accounts

(Thousands)

(Thousands)

New Individual accounts / IT share2 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011

Accounts with balance Accounts with balance 3,953 4,165 4,467 4,883 4,936 4,945 4,954 4,966

Equity holding accounts Equity holding accounts 1,853 2,027 2,347 2,572 2,695 2,696 2,703 2,707

Nomura Home Trade / Net & Call accounts1 Nomura Home Trade / Net & Call accounts1 2,243 2,765 3,095 3,189 3,328 3,348 3,369 3,745

FY06/07 FY07/08 FY08/09 FY09/10 FY10/11 FY2010/11 FY2010/11 FY2011/12 FY2011/12 FY2011/12

FY06/07 FY07/08 FY08/09 FY09/10 FY10/11 3Q 4Q 1Q 2Q 3Q

New individual accounts (thousands) New individual accounts (thousands) 417 580 608 336 326 81 69 69 53 50

IT share2 IT share2

No. of orders 55% 57% 59% 58% 53% 43% 58% 58% 59% 56%

Transaction value 27% 29% 29% 29% 27% 19% 31% 32% 32% 29%

Asset Management related data (1)

FY2010/11 FY2011/12

(billions of yen) FY06/07 FY07/08 FY08/09 FY09/10 FY10/11 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 80.7 81.1 51.9 62.1 66.5 17.3 17.3 18.8 16.0 15.3 -4.1% -11.4%

Non-interest expenses 44.4 50.0 47.8 46.8 46.5 11.7 11.0 11.4 11.2 11.1 -1.6% -5.5%

Income before income taxes 36.3 31.1 4.1 15.2 20.0 5.6 6.3 7.4 4.7 4.2 -10.0% -23.9%

1. The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

2. Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management1

Full year Quarter

(trillions of yen)

35

30

27.0 25.8

23.4 24.7 25.3

25 22.7 22.6

20.2

20

15

10

5

0

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011

Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management Deutschland KAG , and Nomura Funds Research and Technologies America, Nomura Private Equity Capital. Adjusted for asset overlap amongst group companies. Nomura Funds Research and Technologies America data as of end of November 2011.

Asset Management related data (2)

NOMURA

Nomura Asset Management assets under management[1]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011
Public stock investment trusts	10.8	9.8	6.5	8.1	9.4	9.5	8.1	**8.0**
Public bond investment trusts	5.8	5.3	4.8	4.8	4.8	4.8	4.6	**4.6**
Privately placed investment trusts	2.2	2.0	1.6	1.7	1.7	1.7	1.5	**1.5**
Investment trusts	18.8	17.2	13.0	14.7	15.9	16.0	14.2	**14.1**

Domestic public investment trust market and Nomura Asset Management market share[2]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011
Domestic public stock investment trusts								
Market	59.4	57.7	40.4	52.6	54.2	54.6	47.3	**46.8**
Nomura's share (%)	18%	17%	16%	15%	17%	17%	17%	**17%**
Domestic public bond investment trusts								
Market	13.2	12.0	11.1	11.1	11.1	11.1	10.5	**10.6**
Nomura's share (%)	44%	44%	43%	43%	43%	43%	43%	**43%**

Nomura Asset Management investment advisory assets[1]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011
Domestic investment advisory	3.7	4.6	4.3	4.7	4.4	4.9	4.7	**4.7**
Overseas investment advisory	3.4	2.4	1.7	2.6	5.3	5.7	4.5	**4.4**
Investment advisory	7.1	7.1	6.0	7.3	9.7	10.6	9.2	**9.1**

Nomura Asset Management net asset inflow[1]

(trillions of yen)	Full year					Quarter				
	FY 06/07	FY 07/08	FY 08/09	FY 09/10	FY 10/11	FY2010/11		FY2011/12		
						3Q	4Q	1Q	2Q	3Q
Public stock investment trusts	3.8	2.0	0.0	-0.2	1.7	0.1	0.3	0.3	0.3	**-0.1**
Excluding ETFs	3.7	1.8	-0.4	0.0	1.7	0.4	0.3	0.3	0.1	**-0.2**
Public bond investment trusts	0.2	-0.5	-0.5	-0.0	0.0	0.3	-0.1	0.0	-0.3	**0.0**
Privately placed investment trusts	0.7	0.2	0.1	-0.2	0.0	0.1	-0.0	-0.0	-0.0	**-0.0**
Net asset inflow	4.6	1.7	-0.4	-0.4	1.7	0.5	0.3	0.4	-0.0	**-0.1**

1. *Based on reporting standards for The Investment Trusts Association, Japan and the Japan Securities Investment Advisers Association.*
2. *Source: Investment Trusts Association, Japan*

36

Wholesale related data (1)

Wholesale

Global Markets

Investment Banking

(billions of yen)

(billions of yen)

(billions of yen)

FY08/09 FY09/10 FY10/11 FY2010/11 FY2010/11 FY2011/12 FY2011/12 FY2011/12 QoQ YoY

FY08/09 FY09/10 FY10/11 3Q 4Q 1Q 2Q 3Q QoQ YoY

Global Markets -157.3 658.4 518.8 141.0 137.0 130.1 72.6 118.7 63.4% -15.8%

Investment Banking -6.4 131.1 111.7 31.1 49.4 11.2 6.7 57.4 8.6x 84.5%

Net revenue -163.6 789.5 630.5 172.2 186.3 141.2 79.3 176.2 2.2x 2.3%

Non-interest expenses 553.7 614.3 623.8 161.4 156.9 156.1 152.4 138.3 -9.2% -14.3%

Income (Loss) before income taxes -717.3 175.2 6.7 10.8 29.4 -14.9 -73.1 37.8 — 3.5x

FY08/09 FY09/10 FY10/11 FY2010/11 FY2010/11 FY2011/12 FY2011/12 FY2011/12 QoQ YoY

FY08/09 FY09/10 FY10/11 3Q 4Q 1Q 2Q 3Q QoQ YoY

Fixed Income -217.2 308.0 259.8 71.7 69.4 67.6 45.7 71.2 55.8% -0.7%

Equities 98.9 352.8 227.3 61.5 64.3 56.7 33.4 39.7 18.9% -35.4%

Other -38.9 -2.4 31.6 7.8 3.3 5.8 -6.5 7.7 — -0.4%

Net revenue -157.3 658.4 518.8 141.0 137.0 130.1 72.6 118.7 63.4% -15.8%

Non-interest expenses 417.4 486.4 499.3 127.8 125.5 124.3 121.2 110.3 -9.0% -13.7%

Income (Loss) before income taxes -574.6 172.0 19.5 13.2 11.5 5.7 -48.6 8.4 — -36.2%

FY08/09 FY09/10 FY10/11 FY2010/11 FY2010/11 FY2011/12 FY2011/12 FY2011/12 QoQ YoY

FY08/09 FY09/10 FY10/11 3Q 4Q 1Q 2Q 3Q QoQ YoY

Investment Banking (Gross) 87.6 196.1 185.0 61.9 54.4 32.3 23.8 45.1 89.8% -27.1%

Allocation to other divisions 24.1 77.2 82.6 25.6 25.1 13.4 12.3 21.7 76.4% -15.5%

Investment Banking (Net) 63.5 118.9 102.4 36.2 29.3 18.9 11.5 23.4 2.0x -35.3%

Other -69.9 12.2 9.4 -5.1 20.1 -7.7 -4.8 34.0 — -

Net revenue -6.4 131.1 111.7 31.1 49.4 11.2 6.7 57.4 8.6x 84.5%

Non-interest expenses 136.3 127.9 124.5 33.5 31.5 31.8 31.2 28.0 -10.2% -16.5%

Income (Loss) before income taxes -142.7 3.2 -12.8 -2.4 17.9 -20.6 -24.5 29.4 — -

Wholesale related data (2)

Private equity related investments

38

Full year

Quarter

(billions of yen)

543.4

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011

Japan 195.5 169.5 191.7 186.9 165.9 159.7 146.0 71.2

Europe (excluding Terra Firma) 35.7 41.4 60.0 60.4 33.5 29.2 26.8 24.7

Asia — — 3.2 3.6 3.3 3.2 2.3 2.1

Sub Total 231.2 210.9 254.9 250.9 202.7 192.0 175.1 98.0

Terra Firma 312.2 170.5 111.4 119.2 125.0 121.7 111.3 110.9

Total 543.4 381.4 366.3 370.0 327.7 313.7 286.4 208.9

600

543.4

500

400 381.4

366.3 370.0

327.7 313.7

300 286.4

208.9 200

0

Number of employees

Excludes employees of private equity investee companies.

Figures up to March 2008 include savings advisors.

Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

39

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar.31,2010 Mar. 31,2011 Jun. 30,2011 Sep. 30,2011 Dec. 31,2011

Japan (excluding FA)1 10,667 11,561 12,929 12,857 12,829 20,263 20,105 19,882

Japan (FA)2 2,174 2,377 2,391 2,196 2,089 2,096 2,078 2,048

Europe 1,791 1,956 4,294 4,369 4,353 4,436 4,492 4,143

Americas 1,322 1,063 1,079 1,781 2,348 2,383 2,537 2,466

Asia-Pacific3 900 1,070 4,933 5,171 5,252 6,452 6,485 6,394

Total 16,854 18,026 25,626 26,374 26,871 35,630 35,697 34,933

Nomura Holdings, Inc.

www.nomura.com